ANNUAL AUDITED REPORT
FORM x-17a-5
PART III

SECURI MMISSION

02021060

12-09-02

SEC FILE NUMBER
8-43127

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/29/01 (MM/DD/YY) AND ENDING 9/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nebraska Hudson Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha	Nebraska	68127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Langwith — (402) 331-7856
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Langwith swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nebraska Hudson Company, Inc., as of September 27, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name [signature]

Title VP. Finance

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEBRASKA HUDSON COMPANY, INC.

Financial Statements for the Year Ended September 27, 2002 and the Period from January 1, 2001 to September 28, 2001 and Supplemental Schedule and Supplemental Report on Internal Control for the Year Ended September 27, 2002 and Independent Auditors' Report

Deloitte & Touche LLP
1620 Dodge Street
First Financial Center, Ste. 2000
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Nebraska Hudson Company, Inc.
Omaha, Nebraska

We have audited the following financial statements of Nebraska Hudson Company, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002 and September 28, 2001, and for the year ended September 27, 2002 and the period from January 1, 2001 to September 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Corporation's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nebraska Hudson Company, Inc. at September 27, 2002 and September 28, 2001, and the results of its operations and its cash flows for the year ended September 27, 2002 and the period from January 1,

2001 to September 28, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Nebraska Hudson Company, Inc. as of September 27, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

October 24, 2002
Omaha, Nebraska

NEBRASKA HUDSON COMPANY, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

ASSETS	2002	2001
Cash and Cash Equivalents	$2,107,667	$ 3,205,863
Receivables from Brokers, Dealers, and Clearing Organizations	50,000	18,947,492
Property and Equipment, net of accumulated depreciation of $221,027 in 2001	-	5,826,079
Goodwill	-	126,724,510
Acquired Intangible Assets, net of accumulated amortization of $58,176 in 2001	-	15,067,467
Deferred Income Taxes	123,590	4,607,037
Other Assets	281,802	1,463,106
Total Assets	$2,563,059	$175,841,554
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts Payable and Accrued Liabilities	$ 455,489	$ 18,808,369
Payable to Parent Company	709,520	2,609,260
Total Liabilities	1,165,009	21,417,629
Subordinated Borrowings	-	6,000,000
Commitments and Contingencies		
Stockholder's Equity:		
Additional Paid-in Capital	856,841	148,000,000
Retained Earnings	541,209	423,925
Total Stockholder's Equity	1,398,050	148,423,925
Total Liabilities and Stockholder's Equity	$2,563,059	$175,841,554

See notes to financial statements.

NEBRASKA HUDSON COMPANY, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 27, 2002 AND
THE PERIOD FROM JANUARY 1, 2001 TO SEPTEMBER 28, 2001

	2002	2001
Operating Revenues:		
Commissions	$ 3,829,958	$ 28,420,582
Interest income	906,384	5,958,238
Fee income	608,973	4,126,996
Other	11,825	494,459
Total Operating Revenues	5,357,140	39,000,275
Operating Expenses:		
Employee compensation and benefits	738,824	22,239,490
Clearance and related brokerage charges	969,961	6,827,236
Communications	1,278,180	6,298,412
Occupancy and equipment costs	660,226	13,947,931
Advertising and promotion	5,849	8,070,244
Professional fees	216,385	1,260,189
Affiliate administrative allocations	1,290,549	1,767,828
Trade difference account, net	-	679,952
Other	782	2,019,150
Total Operating Expenses	5,160,756	63,110,432
Income (Loss) from Operations	196,384	(24,110,157)
Income Taxes (Tax Benefit)		
Current	(5,226,738)	(380,280)
Deferred	5,305,838	(8,217,126)
Total provision for income taxes	79,100	(8,597,406)
Net Income (Loss)	$ 117,284	$ (15,512,751)

See notes to financial statements.

NEBRASKA HUDSON COMPANY, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED SEPTEMBER 27, 2002 AND THE PERIOD FROM JANUARY 1, 2001 TO SEPTEMBER 28, 2001

	Total	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, January 1, 2001	$ 44,471,335	$ 72,897,077	$ (28,425,742)
Net loss	(15,512,751)	-	(15,512,751)
Acquisition of National Discount Brokers Corporation by Ameritrade	119,465,341	75,102,923	44,362,418
Balance, September 28, 2001	148,423,925	148,000,000	423,925
Net income	117,284	-	117,284
Capital contribution by Parent	6,000,000	6,000,000	-
Dividends to Parent	(153,143,159)	(153,143,159)	-
Balance, September 27, 2002	$ 1,398,050	$ 856,841	$ 541,209

See notes to financial statements.

NEBRASKA HUDSON COMPANY, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS FOR THE YEAR ENDED SEPTEMBER 27, 2002 AND THE PERIOD FROM JANUARY 1, 2002 TO SEPTEMBER 28, 2001

Subordinated borrowings at January 1, 2001	$6,000,000
Issuance (repayment) of subordinated borrowings	-
Subordinated borrowings at September 28, 2001	6,000,000
Issuance (repayment) of subordinated borrowings	(6,000,000)
Subordinated borrowings at September 27, 2002	$ -

See notes to financial statements.

NEBRASKA HUDSON COMPANY, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 27, 2002 AND THE PERIOD FROM JANUARY 1, 2001 TO SEPTEMBER 28, 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income (loss)	$ 117,284	$ (15,512,751)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Deferred income taxes	5,305,838	(380,280)
Depreciation and amortization	360,592	6,490,812
Changes in operating assets and liabilities:		
Receivable from clearing broker	18,897,492	12,384,356
Other assets	1,369,725	2,071,162
Accounts payable and accrued liabilities	(15,221,158)	(3,376,577)
Payable to affiliates	(2,181,542)	3,188,569
Net cash flows from operating activities	8,648,231	4,865,291
Cash Flows From Investing Activities:		
Proceeds received on the sale of property and equipment	500,000	-
Purchases of property and equipment	(1,071,029)	(1,867,498)
Cash paid in business combinations	(3,175,398)	-
Net cash flows from investing activities	(3,746,427)	(1,867,498)
Cash flows from Financing Activities		
Dividend to Parent	(6,000,000)	-
Net cash flows from financing activities	(6,000,000)	-
Net (Decrease) Increase in Cash and Cash Equivalents	(1,098,196)	2,997,793
Cash and Cash Equivalents at Beginning of Year	3,205,863	208,070
Cash and Cash Equivalents at End of Year	$ 2,107,667	$ 3,205,863
Supplemental Cash Flow Information:		
Income taxes paid	$ 79,100	$ 5,208,021
Interest paid	$ -	$ 259,209
Noncash Investing and Financing Activities:		
Transfer of net assets to Parent	$ 147,143,159	$ -
Forgiveness of subordinated debt by Parent	$ 6,000,000	$ -

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 27, 2002 AND THE PERIOD FROM JANUARY 1, 2001 TO SEPTEMBER 28, 2001

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nebraska Hudson Company, Inc. (the "Corporation") is a wholly-owned subsidiary of Ameritrade Holding Corporation ("Ameritrade") (the "Parent Company") and is an introducing broker-dealer that provides discount securities brokerage and related financial services.

On September 6, 2001, the Corporation was acquired by Ameritrade. Due to this change in ownership, the Corporation's fiscal year-end changed from December 31 to the last Friday in September to coincide with Ameritrade's year-end.

The Corporation executes and clears trades through Ameritrade Inc. (formerly Advanced Clearing, Inc.); therefore, the Corporation is not subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission as it is exempt under paragraph (k)(2)(ii) of the Rule.

The Corporation records commission income on a trade-date basis.

The financial statements include material related party transactions consisting of certain income and expense amounts that represent allocations made to and from affiliated companies.

The Corporation considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Corporation considers the amounts presented for financial instruments on the Statement of Financial Condition to be reasonable estimates of fair value.

The Corporation reviews long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss is recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) Nos. 141, *Business Combinations,* and 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 is effective for business combinations initiated after June 30, 2001 and includes criteria for the recognition of intangible assets separately from goodwill. Accordingly, the Corporation recognized intangible assets apart from goodwill in relation to the acquisition of the Corporation by Ameritrade, and has not provided for goodwill amortization. SFAS No. 142 was adopted by the Corporation on September 29, 2001. SFAS No. 142 requires that goodwill not be amortized, but rather be subject to an annual impairment test. No impairment was recognized as a result of the transitional impairment test.

Acquired intangible assets relate to the company's client base and are being amortized over a twenty year period on a straight-line basis.

The Corporation is included in the consolidated income tax return of the Parent Company filed on a calendar year basis. The Corporation was included in the consolidated income tax return of its former owner through September 5, 2001. Under the terms of the tax sharing agreement with the Parent Company, the Corporation is allocated a provision for income taxes based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated tax return are credited to the Corporation on a pro rata basis. Deferred income taxes are provided for temporary differences between financial statement income and taxable income. The principal temporary differences arise from depreciation, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities.

Depreciation on property and equipment is provided on a straight-line basis using estimated useful service lives of three to seven-years. Intangible assets have useful service lives of five to twenty-years and are amortized on a straight-line basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 28, 2001:

Software	$ 1,969,150
Computer equipment	3,577,956
Other equipment, furniture and fixtures	500,000
	6,047,106
Less accumulated depreciation and amortization	(221,027)
	$ 5,826,079

3. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 27, 2002, the Corporation had net capital and a net capital requirement of $992,658 and $250,000, respectively.

4. EMPLOYEE BENEFIT PLANS

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution and matching contributions are determined at the discretion of the Parent Company's Board of Directors. There was no 401(k) expense or profit-sharing expense for the period of January 1, 2001 to September 28, 2001 or the year ended September 27, 2002.

5. COMMITMENTS AND CONTINGENCIES

The Corporation is a party to a number of legal matters arising in the ordinary course of its business. In management's opinion, the Corporation has adequate legal defenses regarding each of these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's results of operations or its financial position.

Rent expense for the year ended September 27, 2002 and the period from January 1, 2001 to September 28, 2001 was approximately $362,471 and $4,738,000, respectively.

In the normal course of business, the Corporation's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

5. RELATED PARTY TRANSACTIONS

The Corporation received fees from an affiliate for introducing transactions through September 5, 2001. For the period from January 1, 2001 to September 28, 2001 the Corporation received approximately $1,001,837 from its affiliate for such transactions, which are included in commissions in the statement of operations.

6. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Corporation clears securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Corporation and its clearing broker, the clearing broker has the right to recover losses resulting from a counterparty's failure to fulfill its contractual obligations. The Corporation seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit exposure also may result in the event that the Corporation's clearing broker is unable to fulfill its contractual obligations. The subsequent settlement of open positions at September 27, 2002 had no material adverse effect on the financial position of the Corporation.

During the normal course of business, the Corporation may sell securities that have not yet been purchased, which represent obligations of the Corporation to deliver the specified security at a later date, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Corporation's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recorded on the statement of financial condition. The Corporation seeks to control such market risk through the use of internal monitoring guidelines.

The Corporation does not engage in any derivative activities.

7. SUBORDINATED BORROWINGS

The Corporation had a subordination agreement with its Parent Company in the amount of $6,000,000 at September 28, 2001. During November 2001, the loan was forgiven by the Parent company and is reflected as a capital contribution in the accompanying financials statements.

8. ACQUISITION

On September 6, 2001, Ameritrade acquired all of the outstanding stock of National Discount Brokers Corporation ("NDB") and all promissory notes issued by them to NDB Group, its former parent. Ameritrade paid aggregate consideration of $154,000,000, consisting of $20,000 in cash paid to NDB Group and 26,027,282 shares of Ameritrade Class A common stock issued to an affiliate of NDB Group. Concurrent with the acquisition Ameritrade changed the name of NDB to Nebraska Hudson Company, Inc.

Goodwill of $126,725,000 and acquired intangible assets of $15,126,000 were recorded in the preliminary purchase accounting. During 2002, the Corporation recorded additional goodwill of $2,759,581 (including deferred income tax adjustments of $415,817) as a result of adjustments to purchase accounting allocations. All involuntary termination and exit costs accrued at the acquisition were paid as of September 27, 2002.

Effective November 23, 2001, the Corporation transferred net assets to the Corporation's parent company. This net asset transfer is reflected as a dividend in the accompanying financial statements. The transfer was recorded at carrying value. As such, no gain or loss was reflected in the financial statements. The dividend consisted of the following:

Property and Equipment	$ 3,544,887
Goodwill	129,484,091
Acquired Intangible Assets	14,936,572
Deferred Income Taxes	(822,391)
	$ 147,143,159

NEBRASKA HUDSON COMPANY, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 27, 2002

COMPUTATION OF NET CAPITAL:		
Stockholder's equity		$ 1,398,050
Capital Charges:		
Nonallowable assets:		
Deferred income taxes	$ 123,590	
Other assets	281,802	
		405,392
Net Capital		$ 992,658
Minimum Net Capital Requirement		$ 250,000
Excess Net Capital		$ 742,658

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part IIA FOCUS Report filing as of September 27, 2002.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Nebraska Hudson Company, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Nebraska Hudson Company, Inc. (the "Corporation") for the years ended September 27, 2002 and the period from January 1, 2001 to September 28, 2001 (on which we issued our report dated October 24, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 27, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

October 24, 2002
Omaha, Nebraska